March 23, 2007

VIA EDGAR FILING AND U.S. MAIL

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	HyperSpace Communications, Inc.

Form S-3

Filed on November 8, 2006

File No. 333-138529

Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2005

Filed on March 31, 2006 and April 28, 2006, respectively

File No. 001-32306

Dear Ms. Jacobs:

We have received and reviewed your comment letter dated February 8, 2007. We have been working diligently to address the Staff's comments and have been nearly ready to file our response letter and an amendment to our Form S-3 for several weeks. Unfortunately, in connection with the preparation of our 2006 year end financial statements, we have discovered certain accounting issues with regard to some of our previously filed period reports. On Monday March 19, 2007 we concluded that we would have to restate the financial statements included in our Forms 10-QSB for the quarterly periods ended June 30, 2006 and September 30, 2006 due to an additional impairment charge. We filed a Form 8-K to disclose this conclusion today.

I have discussed this issue with Chris White in the Division of Corporation Finance. Prior to filing our response letter and the amendment to the Form S-3, we believe that it is appropriate to file the amendments to the Forms 10-QSB as well as the Form 10-KSB for the year ended December 31, 2006, since that filing will be made within the next week. Accordingly, the Form S-3 will incorporate by reference our Form 10-KSB for our 2006 fiscal year rather than our 2005 fiscal year.

We take the Staff's comments very seriously. Given these developments, however, we hope that the Staff concurs with us that it is appropriate to address these periodic filings prior to filing an amendment to the Form S-3. At this time, we anticipate filing our response letter and an amendment to the Form S-3 during the first week in April. We appreciate the Staff's patience and accommodation, and would welcome the opportunity to answer any questions if you would like to discuss this further. I can be reached at (208) 893-3706.

Very truly yours,

/s/ Michael R. Whyte

Michael R. Whyte, Chief Financial Officer

cc:	Chris White (United States Securities and Exchange Commission, Division of Corporation Finance)

Stephen Krikorian (United States Securities and Exchange Commission, Division of Corporation Finance)

John P. Yeros (MPC Corporation)
Michael R. Whyte (MPC Corporation)
Matt Savely (MPC Corporation)
Brian T. Hansen (Holland & Hart)
Patrick Simpson (Perkins Coie)
Sonny Allison (Perkins Coie)

MPC Corporation • 906 East Karcher Road, Nampa, Idaho 83687 • Ph: 888-742-4334 • Fax: 208-893-7479 • www.micronpc.com